UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

                 TPG Pace Energy Holdings Corp.

(Name of Issuer)

                        Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

                               872656103

(CUSIP Number)

                          December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872656103		13G	Page 2 of 9
1	NAME OF REPORTING PERSON TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 26,090,000 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 26,090,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,090,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.6% (2)
12	TYPE OF REPORTING PERSON CO

(1) Includes (i) 16,090,000 shares of Class A Common Stock (as defined below) issuable upon conversion of 16,090,000 shares of Class F Common Stock (as defined below) and (ii) 10,000,000 shares of Class A Common Stock issuable upon exercise of 10,000,000 Warrants (as defined below).

(2) The calculation assumes that there is a total of 91,090,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 65,000,000 shares of Class A Common Stock outstanding as of November 1, 2017, as reported on the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2017, (ii) the 16,090,000 shares of Class A Common Stock issuable upon conversion of the shares of Class F Common Stock reported herein and (iii) the 10,000,000 shares of Class A Common Stock issuable upon exercise of the Warrants reported herein.

CUSIP No. 872656103		13G	Page 3 of 9
1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 26,090,000 (3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 26,090,000 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,090,000 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.6% (4)
12	TYPE OF REPORTING PERSON IN

(3) Includes (i) 16,090,000 shares of Class A Common Stock issuable upon conversion of 16,090,000 shares of Class F Common Stock and (ii) 10,000,000 shares of Class A Common Stock issuable upon exercise of 10,000,000 Warrants.

(4) The calculation assumes that there is a total of 91,090,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 65,000,000 shares of Class A Common Stock outstanding as of November 1, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 8, 2017, (ii) the 16,090,000 shares of Class A Common Stock issuable upon conversion of the shares of Class F Common Stock reported herein and (iii) the 10,000,000 shares of Class A Common Stock issuable upon exercise of the Warrants reported herein.

CUSIP No. 872656103		13G	Page 4 of 9
1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 26,090,000 (5)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 26,090,000 (5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,090,000 (5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.6% (6)
12	TYPE OF REPORTING PERSON IN

(5) Includes (i) 16,090,000 shares of Class A Common Stock issuable upon conversion of 16,090,000 shares of Class F Common Stock and (ii) 10,000,000 shares of Class A Common Stock issuable upon exercise of 10,000,000 Warrants.

(6) The calculation assumes that there is a total of 91,090,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 65,000,000 shares of Class A Common Stock outstanding as of November 1, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 8, 2017, (ii) the 16,090,000 shares of Class A Common Stock issuable upon conversion of the shares of Class F Common Stock reported herein and (iii) the 10,000,000 shares of Class A Common Stock issuable upon exercise of the Warrants reported herein.

Item 1	(a).	Name of Issuer: TPG Pace Energy Holdings Corp. (the “Issuer”)
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102

Item 2	(a).

Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman corporation, which is the general partner of TPG Holdings III-A, L.P., a Cayman limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole member of TPG Pace Governance, LLC, a Delaware limited liability company, which is the managing member of TPG Pace Energy Sponsor, LLC, a limited liability company (“Pace Energy Sponsor”), which directly holds an aggregate of (i) 16,090,000 shares of Class F Common Stock, par value $0.0001 per share (“Class F Common Stock”), of the Issuer and (ii) 10,000,000 warrants (the “Warrants”).

Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer, the shares of Class F Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis, subject to adjustment, at any time at the option of the holder thereof and automatically on the closing of the Issuer’s initial business combination. Each Warrant is initially exercisable for one share of Class A Common Stock at an initial exercise price (the “Exercise Price”) of $11.50. The number of shares of Class A Common Stock issuable upon exercise of the Warrants and the Exercise Price are subject to certain adjustments as set forth in the Warrant Agreement dated as of May 4, 2017 between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent.

Because of Group Advisors’ relationship to Pace Energy Sponsor, Group Advisors may be deemed to beneficially own the securities reported herein. David Bonderman and James G. Coulter are sole shareholders of Group Advisors and may therefore be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Item 2	(b).

Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2	(c).	Citizenship: See responses to Item 4 on each cover page.
Item 2	(d).	Title of Class of Securities: Class A Common Stock, $0.0001 par value (“Class A Common Stock”)
Item 2	(e).	CUSIP Number: 872656103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Item 4.	Ownership

(a) AMOUNT BENEFICIALLY OWNED:

See responses to Item 9 on each cover page.

(b) PERCENT OF CLASS:

See responses to Item 11 on each cover page.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 5 on each cover page.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 6 on each cover page.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

 See responses to Item 7 on each cover page.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certifications
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February [13], 2018

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (7)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (8)

(7) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(8) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.